Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Amendment No. 1 to the Registration Statement of BioPlus Acquisition Corp. on Form S-4 (No. 333-271915) to be filed on or about June 29, 2023 of our report dated May 1, 2023, on our audits of the financial statements of Avertix Medical, Inc. formerly Angel Medical Systems, Inc. and Subsidiary as of December 31, 2022 and 2021 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning Avertix Medical, Inc. and Subsidiary’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

June 29, 2023